UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

EXAR CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.0001 Par Value Per Share

(Title of Class of Securities)

300645108

(CUSIP Number of Class of Securities)

Thomas R. Melendrez

General Counsel, Secretary and Executive Vice President of Business Development

Exar Corporation

48720 Kato Road, Fremont, CA 94538

(510) 668-7000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Stephen B. Sonne, Esq.

O’Melveny & Myers LLP

2765 Sand Hill Road, Menlo Park, CA 94025

(650) 473-2600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,343,936	$171

*	Estimated solely for the purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that options to purchase 1,798,449 shares of common stock of Exar Corporation having an aggregate value of $4,343,936 as of September 28, 2008 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on a proprietary binomial option pricing model.
**	The Amount of Filing Fee equals $39.30 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the Amount of Filing Fee, and should not be used for any other purpose.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $171	Filing Party: Exar Corporation

Form or Registration No.: 005-37838	Date Filed: October 23, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

SCHEDULE TO

(AMENDMENT NO. 1)

This Amendment No. 1 to Schedule TO amends and supplements the Schedule TO (the “Schedule TO”) filed by Exar Corporation, a Delaware corporation (“Exar” or, the “Company”), with the Securities and Exchange Commission (the “SEC”) on October 23, 2008, relating to an offer (the “Offer”) by the Company to exchange certain outstanding options to purchase shares of the Company’s common stock, par value $0.0001 per share, with exercise prices equal to or greater than $11.00 per share and an expiration date after March 31, 2009, for restricted stock unit awards that cover a lesser number of shares of the Company’s common stock, upon the terms and subject to the conditions set forth in the Offer to Exchange Certain Outstanding Options for Restricted Stock Units dated October 23, 2008, including all attachments thereto (the “Offer to Exchange”), which was filed with the SEC as Exhibit (a)(1)(A) to the Schedule TO. The information in the Offer to Exchange is hereby expressly incorporated into this Amendment No. 1 to Schedule TO by reference to all of the applicable items in Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

This Amendment No. 1 to Schedule TO is (i) the final amendment to the Schedule TO, (ii) made to report the results of the Offer and (iii) filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. Except as amended or supplemented hereby, all terms of the Offer and all disclosure set forth in the Schedule TO and exhibits thereto remain unchanged. Capitalized terms not otherwise defined herein shall have the meanings set forth in the Offer to Exchange.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following paragraph:

The Offer expired at 5:00 p.m., U.S. Pacific Time, on November 21, 2008. Pursuant to the Offer, 242 eligible participants tendered, and the Company accepted for exchange, options to purchase an aggregate of 1,650,231 shares of the Company’s common stock, representing approximately 94% of the 1,755,691 shares subject to options that were eligible to be exchanged in the Offer as of the commencement of the Offer on October 23, 2008 (the “Commencement Date”). Included in these figures are options to purchase an aggregate of 133,151 shares of the Company’s common stock previously held by all eligible executive officers holding options that were eligible to be exchanged in the Offer as of the Commencement Date. On November 24, 2008, upon the terms and subject to the conditions set forth in the Offer to Exchange, the Company issued restricted stock units covering an aggregate of 344,020 shares of the Company’s common stock in exchange for the options surrendered pursuant to the Offer, including restricted stock units covering an aggregate of 27,280 shares of the Company’s common stock issued to the eligible executive officers who participated in the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXAR CORPORATION

By:	/s/ J. SCOTT KAMSLER
J. Scott Kamsler
Senior Vice President and Chief Financial Officer

Date: November 25, 2008

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)*	Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated October 23, 2008.

(a)(1)(B)*	Form of Election Form.

(a)(1)(C)*	Form of Notice of Withdrawal.

(a)(1)(D)*	Form of Confirmation of Receipt of Election Form.

(a)(1)(E)*	Form of Confirmation of Receipt of Notice of Withdrawal.

(a)(1)(F)*	Form of E-Mail Reminder of Expiration Date.

(a)(1)(G)*	Correspondence dated October 23, 2008 to employees of the Company.

(a)(1)(H)*	Correspondence dated October 23, 2008 to Eligible Employees holding Eligible Options.

(a)(1)(I)*	Form of Personnel Summary.

(a)(1)(J)*	Form of Employee Presentation.

(a)(1)(K)*	Form of Restricted Stock Unit Agreement under the Exar Corporation 2006 Equity Incentive Plan for use in connection with the Offer to Exchange.

(a)(1)(L)	Annual Report on Form 10-K for the fiscal year ended March 30, 2008, filed with the SEC on June 13, 2008, as amended by Amendment No. 1 on Form 10-K/A, filed with the SEC on July 28, 2008, and incorporated herein by reference.

(a)(1)(M)	Quarterly Report on Form 10-Q for the fiscal quarter ended June 29, 2008, filed with the SEC on August 8, 2008, as amended by Amendment No. 1 on Form 10-Q/A, filed with the SEC on August 11, 2008, and incorporated herein by reference.

(b)	Not applicable.

(d)(1)	Exar Corporation 1997 Equity Incentive Plan, as amended, and related forms of stock option grant and exercise, filed as an exhibit to Exar’s Annual Report on Form 10-K for the fiscal year ended March 31, 2005, filed with the SEC on June 14, 2005, and incorporated herein by reference.

(d)(2)	Exar Corporation 2000 Equity Incentive Plan, as amended, and related forms of stock option grant and exercise, filed as an exhibit to Exar’s Annual Report on Form 10-K for the fiscal year ended March 31, 2005, filed with the SEC on June 14, 2005, and incorporated herein by reference.

(d)(3)	Exar Corporation 2006 Equity Incentive Plan, filed as an addendum to Exar’s definitive proxy statement, filed with the SEC on August 9, 2006, and incorporated herein by reference.

(d)(4)	Exar Corporation 2006 Equity Incentive Plan related forms of stock option grant and exercise, filed as an exhibit to Exar’s Current Report on Form 8-K, filed with the SEC on September 13, 2006, and incorporated herein by reference.

(d)(5)	Sipex Corporation 1997 Stock Option Plan, filed as an exhibit to Exar’s Registration Statement on Form S-8 (333-145741), filed with the SEC on August 28, 2007, and incorporated herein by reference.

(d)(6)	Sipex Corporation 1999 Stock Plan, filed as an exhibit to Exar’s Registration Statement on Form S-8 (333-145741), filed with the SEC on August 28, 2007, and incorporated herein by reference.

(d)(7)	Sipex Corporation 2000 Non-Qualified Stock Option Plan, filed as an exhibit to Exar’s Registration Statement on Form S-8 (333-145741), filed with the SEC on August 28, 2007, and incorporated herein by reference.

(d)(8)	Sipex Corporation Amended and Restated 2002 Nonstatutory Stock Option Plan, filed as an exhibit to Exar’s Registration Statement on Form S-8 (333-145741), filed with the SEC on August 28, 2007, and incorporated herein by reference.

(d)(9)	Sipex Corporation 2006 Equity Incentive Plan, filed as an exhibit to Exar’s Registration Statement on Form S-8 (333-145741), filed with the SEC on August 28, 2007, and incorporated herein by reference.

(d)(10)	Sipex Corporation Form of Stand-Alone Agreements for Employees, filed as an exhibit to Exar’s Registration Statement on Form S-8 (333-145741), filed with the SEC on August 28, 2007, and incorporated herein by reference.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed as an exhibit to Exar’s Schedule TO, filed with the SEC on October 23, 2008, and incorporated herein by reference.